Exhibit 1

AudioCodes Press Release

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen, VP, Investor Relations AudioCodes Tel: 732-764-2552 roger.chuchen@audiocodes.com

AudioCodes Reports First Quarter 2024 Results

Lod, Israel – May 7, 2024 - AudioCodes (NASDAQ: AUDC) Press Release

First Quarter Highlights

•	Quarterly revenues increased by 1.5% year-over-year to $60.1 million;

•	Quarterly service revenues increased by 3.3% year-over-year to $31.5 million;

•	GAAP results:

o	Quarterly GAAP gross margin was 64.4%;

o	Quarterly GAAP operating margin was 5.5%;

o	Quarterly GAAP net income was $2.1 million, or $0.07 per diluted share.

•	Non-GAAP results:

o	Quarterly Non-GAAP gross margin was 65.2%;

o	Quarterly Non-GAAP operating margin was 10.5%;

o	Quarterly Non-GAAP net income was $5.2 million, or $0.17 per diluted share.

•	Net cash provided by operating activities was $15.0 million for the quarter.

•	AudioCodes declared a cash dividend of 18 cents per share. The dividend, in the aggregate amount of $5.5 million, was paid on March 6, 2024 to shareholders of record on February 20, 2024.

•	AudioCodes repurchased 301,937 of its ordinary shares during the quarter at an aggregate cost of $3.6 million.

AudioCodes Reports First Quarter 2024 Results	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the first quarter ended March 31, 2024.

Revenues for the first quarter of 2024 were $60.1 million compared to $59.2 million for the first quarter of 2023.

Net income was $2.1 million, or $0.07 per diluted share, for the first quarter of 2024 compared to net loss of $0.2 million, or $0.01 per diluted share, for the first quarter of 2023.

On a Non-GAAP basis, net income was $5.2 million, or $0.17 per diluted share, for the first quarter of 2024 compared to $2.7 million, or $0.08 per diluted share, for the first quarter of 2023.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Callverso Ltd; (iv) financial income related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; (v) non-cash deferred tax expenses (income); and (vi) non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $15.0 million for the first quarter of 2024. Cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments were $106.0 million as of March 31, 2024 compared to $106.7 million as of December 31, 2023. The decrease in cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend during the first quarter of 2024, offset, in part, by cash from operating activities.

“Our first quarter 2024 results were highlighted by healthy revenue growth of 1.5% year-over-year and progress made in strategic areas for our business”, said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “In parallel with the nice growth in key business lines such as Microsoft Teams, voice services for CX, and conversational AI applications, we saw continued decline in our legacy gateway networking business, similar to trends seen in 2023. The continued transition from capex to recurring revenue model also posed revenue headwinds in the quarter.

AudioCodes Reports First Quarter 2024 Results	Page 2 of 10

AudioCodes Press Release

Growth in key business lines for our future continued as planned. Microsoft business grew 8% year-over-year, with steady increase in the Live managed services, which grew 45% year-over-year, and have reached ARR of $53M exiting 1Q24. We are thus confident that we are on track to achieve our Live ARR plan of $64-$70 million for 2024. Live managed services represent now nearly 45% of our Microsoft business compared to 25% in the year ago quarter, and thus we believe the impact of our shift to recurring revenue model should ease in coming quarters. We also enjoyed growth in total contract value of Live services which grew above 45% year-over-year. Additionally, we have seen strong performance in customer experience (CX) and conversational AI (CAI), up 15% and 50% year over year, respectively. The strength has been driven by sales of our voice connectivity solutions in the CX market, and cross-selling of our Voca CIC AI first, Azure-native contact center for Teams. We are heartened by the market’s growing recognition of Voca CIC, which has recently been awarded by CX Today as the best Microsoft Teams Contact Center solution. We expect Voca CIC to be a major growth pillar of our CX and of the Company over the long-term. We believe we are the de facto leader for complete calling and contact center solutions for Microsoft Teams.

On the financial front, we enjoyed strong positive cash flow from operations in the quarter. To support further margin expansion, we have recently initiated the second phase of cost rationalization plans discussed previously.

Overall, while we had a slower than expected start of revenue growth to the year due to the decline in gateways and muted business spending as a result of the elevated interest rate environment in 2024, we remain confident in our ability to sustain healthy top-line growth long-term while driving significant margin expansion in 2024 and beyond,” concluded Mr. Adlersberg.

AudioCodes Reports First Quarter 2024 Results	Page 3 of 10

AudioCodes Press Release

Share Buy Back Program and Cash Dividend

In December 2023, the Company received court approval in Israel to purchase up to an aggregate amount of $20 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of this amount. The approval is valid through June 18, 2024.

On February 6, 2024, the Company declared a cash dividend of 18 cents per share. The dividend, in the aggregate amount of approximately $5.5 million, was paid on March 6, 2024 to all of the Company's shareholders of record on February 20, 2024.

During the quarter ended March 31, 2024, the Company acquired 301,937 of its ordinary shares under its share repurchase program for a total consideration of $3.6 million.

As of March 31, 2024, the Company had $10.2 million available under this approval for the repurchase of shares and/or declaration of cash dividends.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's first quarter of 2024 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

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AudioCodes Press Release

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; the effects of the current terrorist attacks by Hamas in Israel, and the war and hostilities between Israel and Hamas, and Israel and Hezbollah as well as the possibility that this could develop into a broader regional conflict involving Israel with other parties, may affect our operations and may limit our ability to produce and sell our solutions; any disruption in our operations by the obligations of our personnel to perform military service as a result of current or future military actions involving Israel; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2024 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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AudioCodes Press Release

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,410	$30,546
Short-term and restricted bank deposits	208	212
Short-term marketable securities	15,322	7,438
Trade receivables, net	48,977	51,125
Other receivables and prepaid expenses	8,841	9,381
Inventories	40,658	43,959
Total current assets	144,416	142,661

LONG-TERM ASSETS:
Long-term Trade receivables	$16,630	$16,798
Long-term marketable securities	57,532	65,732
Long-term financial investments	2,543	2,730
Deferred tax assets	6,890	6,208
Operating lease right-of-use assets	35,061	36,712
Severance pay funds	17,219	17,202
Total long-term assets	135,875	145,382

PROPERTY AND EQUIPMENT, NET	17,394	10,893

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,448	38,581

Total assets	$336,133	$337,517

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	7,322	7,556
Other payables and accrued expenses	28,460	29,943
Deferred revenues	44,312	38,820
Short-term operating lease liabilities	6,474	7,878
Total current liabilities	86,568	84,197

LONG-TERM LIABILITIES:
Accrued severance pay	$16,569	$16,662
Deferred revenues and other liabilities	17,929	17,142
Long-term operating lease liabilities	31,435	31,404
Total long-term liabilities	65,933	65,208

Total shareholders’ equity	183,632	188,112
Total liabilities and shareholders' equity	$336,133	$337,517

AudioCodes Reports First Quarter 2024 Results	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2024	2023
	(Unaudited)
Revenues:
Products	$28,550	$28,693
Services	31,526	30,520
Total Revenues	60,076	59,213
Cost of revenues:
Products	11,825	13,044
Services	9,584	9,626
Total Cost of revenues	21,409	22,670
Gross profit	38,667	36,543
Operating expenses:
Research and development, net	13,933	15,009
Selling and marketing	17,367	17,847
General and administrative	4,086	4,531
Total operating expenses	35,386	37,387
Operating income (loss)	3,281	(844)
Financial income, net	23	949
Income before taxes on income	3,304	105
Taxes on income, net	(1,221)	(287)
Net income (loss)	$2,083	$(182)
Basic net earnings (loss) per share	$0.07	$(0.01)
Diluted net earnings (loss) per share	$0.07	$(0.01)
Weighted average number of shares used in computing basic net earnings per share (in thousands)	30,333	31,750
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	30,793	32,148

AudioCodes Reports First Quarter 2024 Results	Page 7 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2024	2023
	(Unaudited)
GAAP net income (loss)	$2,083	$(182)
GAAP net earnings (loss) per share	$0.07	$(0.01)
Cost of revenues:
Share-based compensation (1)	79	107
Amortization expenses (2)	122	135
Lease expenses (6)	304	-
	505	242
Research and development, net:
Share-based compensation (1)	592	743
Deferred payments expenses (3)	-	125
Lease expenses (6)	342	-
	934	868
Selling and marketing:
Share-based compensation (1)	723	1,237
Amortization expenses (2)	11	11
Deferred payments expenses (3)	-	125
Lease expenses (6)	38	-
	772	1,373
General and administrative:
Share-based compensation (1)	742	1,259
Lease expenses (6)	76
	818	1,259
Financial expenses:
Exchange rate differences (4)	(364)	(541)

Income taxes:
Deferred tax (5)	471	(338)
Non-GAAP net income	$5,219	$2,681
Non-GAAP diluted net earnings per share	$0.17	$0.08
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	31,570	33,056

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.
(4)	Financial expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(5)	Non-cash deferred tax expenses.
(6)	Non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2024	2023
	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$2,083	$(182)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	523	651
Amortization of marketable securities premiums and accretion of discounts, net	314	372
Increase (decrease) in accrued severance pay, net	(110)	16
Share-based compensation expenses	2,136	3,346
Increase in deferred tax assets, net	(786)	(366)
Cash financial loss (income), net	85	(390)
Decrease in operating lease right-of-use assets	2,389	2,150
Decrease in operating lease liabilities	(2,111)	(3,537)
Decrease in trade receivables, net	2,316	6,511
Decrease in other receivables and prepaid expenses	540	184
Decrease (increase) in inventories	3,258	(5,766)
Decrease in trade payables	(234)	(756)
Decrease in other payables and accrued expenses	(1,732)	(4,065)
Increase in deferred revenues	6,310	5,060
Net cash provided by operating activities	14,981	3,228
Cash flows from investing activities:
Proceeds from short-term deposits	4	5,004
Proceeds from financial investment	21	-
Proceeds from redemption of marketable securities	500	1,000
Proceeds from redemption of financial investments	-	2,749
Purchase of property and equipment	(6,785)	(1,316)
Net cash provided by (used in) investing activities	(6,260)	7,437

AudioCodes Reports First Quarter 2024 Results	Page 9 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2024	2023

	(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(3,584)	-
Cash dividends paid to shareholders	(5,453)	(5,718)
Proceeds from issuance of shares upon exercise of options	180	96
Net cash used in financing activities	(8,857)	(5,622)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(136)	5,043
Cash, cash equivalents and restricted cash at beginning of period	30,546	24,535
Cash, cash equivalents and restricted cash at end of period	$30,410	$29,578

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